Exhibit 3.1

AMENDMENT NO. 2 TO THE

CERTIFICATE OF DESIGNATION

OF CONVERTIBLE PREFERRED SERIES A STOCK OF

DATA443 RISK MITIGATION, INC.

This Amendment No. 2 to the Certificate of Designation of the Convertible Series A Preferred Stock of Data443 Risk Mitigation, Inc. (this “Amendment No. 2”), dated as of December 20, 2023 (the “Effective Date”), is entered into by Data443 Risk Mitigation, Inc. (the “Company”), and the holders of all of the Convertible Series A Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred”) outstanding as of the Effective Date (the “Holders”).

Recitals

WHEREAS, on May 28, 2008 the Company filed the Certificate of Designation of the Series A Preferred with the Secretary of State of the State of Nevada, which was amended in order to increase the number of votes that holders of each share of Series A Preferred are entitled to, and filed with the Secretary of State of the State of Nevada on April 27, 2018 (such certificate, as amended, the “Certificate”); and

WHEREAS, the Company effected a reverse stock split of its issued common stock in the ratio of 1-for-600, and as a result of such reverse stock split, the conversion ratio of the Series A Preferred was automatically adjusted; and

WHEREAS, the Company wishes to revert the conversion ratio of the Series A Preferred to the pre-reverse stock split conversion ratio; and

WHEREAS, the Company wishes to implement a beneficial ownership limitation, such that a holder of Series A Preferred may not convert any portion of such holder’s Series A Preferred to the extent that the holder would beneficially own shares of common stock in excess of 9.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of Series A Preferred held by the applicable holder; and

WHEREAS, the Company and the Holders wish to make this Amendment No. 2 to the Certificate in order to effect the foregoing.

NOW, THEREFORE, in consideration of the foregoing, and of the mutual representations, warranties, covenants, and agreements contained herein, and in order to effect the foregoing, the parties hereto agree as follows:

Agreement

1.	Defined Terms. Unless otherwise indicated herein, all terms which are capitalized but are not otherwise defined herein shall have the meaning ascribed to them in the Certificate.

2.	Amendments.

2.1.	The following shall replace Section 3(e) of the Certificate:

“(e) Conversion Procedure. Notwithstanding any reverse stock splits effected by the Corporation prior to the date hereof, including but not limited to the reverse stock split effected by the Corporation on September 14, 2023, upon written notice to the Holder, the Holder shall effect conversions, at the option of the Holder, into one thousand (1,000) fully paid and nonassessable shares of the Corporation’s Common Stock. The foregoing conversation calculation shall be hereinafter referred to as the “Conversion Ratio.”

2.2.	The following shall be added as a new Section 3(h) of the Certificate:

“(h) Beneficial Ownership Limitation. A holder of Convertible Preferred Series A Stock (together with its affiliates) may not convert any portion of such holder’s Convertible Preferred Series A Stock to the extent that the holder would beneficially own shares of common stock in excess of 9.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of Convertible Preferred Series A Stock held by the applicable holder.

Notwithstanding anything to the contrary contained in this Certificate of Designation, as amended, (a) no term of this Section may be waived by any party, nor amended such that the threshold percentage of ownership would be directly or indirectly increased, (b) this restriction runs with the Convertible Preferred Series A Stock and may not be modified or waived by any subsequent holder thereof and (c) any attempted waiver, modification or amendment of this Section will be void ab initio.”

3.	Ratification, Inconsistent Provisions. Except as provided herein, the Certificate is, and shall continue to be, in full force and effect and is each hereby ratified and confirmed in all respects, except that on and after the Effective Date, all references in the Certificate to “this Certificate of Designation”, “hereto”, “hereof”, “hereunder” or words of like import referring to the Certificate shall mean the Certificate as amended by this Amendment No. 2. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Certificate, on the one hand, and this Amendment No. 2, on the other hand, the provisions of this Amendment No. 2 shall control and be binding.

4.	Counterparts. This Amendment No. 2 may be executed in any number of counterparts, all of which will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto. Facsimile or other electronic transmission of a signed original version of this Amendment No. 2 shall be deemed to be the same as delivery of such original version.

IN WITNESS WHEREOF, the Company and the Holder have each caused this Amendment No. 2 to be executed as of the date first written above by its respective officers hereunto authorized.

DATA443 RISK MITIGATION, INC.

By:
Name:	Jason Remillard
Title:	Chief Executive Officer

HOLDER

By:
Name:	Jason Remillard